June 17, 2013

John Lucas

Staff Attorney

H. Roger Schwall

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Prairie West Oil & Gas, Ltd. (f/k/a KAT Racing, Inc.)

Form 8-K

Filed January 29, 2013

File No. 1-34770

Dear Mr. Lucas,

Updated financials included.

Very truly yours,

/s/ Anthony Sarvucci

Anthony Sarvucci

Chief Executive Officer

Prairie West Oil & Gas, Ltd.